News Release

RESIN SYSTEMS ENTERS INTO A COOPERATION AND INITIAL PURCHASE AGREEMENT WITH CHINESE UTILITY COMPANIES FOR RSTANDARD™

UTILITY TRANSMISSION POLES

Edmonton, Alberta, October 19, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, through its operating division, RS Technologies (collectively "RS"), is pleased to announce that it has entered into a cooperation and initial purchase agreement with Jiangsu Far-East Group Co., Ltd. ("Far-East") and Shenzhen Chamber of Commerce for Electric Power Service ("SCCEPS"). Pursuant to the agreement, Far-East and SCCEPS will purchase RS’s RStandard™ modular composite transmission utility poles for use in China’s expanding power grid.

RS will start monthly shipments of RStandard modular composite transmission utility poles in Q1 2006, once product approval is received from Chinese authorities. Approvals are expected to be completed by year-end. The shipments will be a minimum $2 million USD per month and will continue for a minimum 18 months.

During 2006, Far East, SCCEPS and RS will establish a joint venture company ("FERSTGRID") to manufacture and distribute RStandard modular composite utility poles in China under a standard RS license agreement. RS will be responsible for providing all technology input for the complete implementation of RStandard production facilities in China, training the FERSTGRID personnel to ensure an efficient start up of production and providing all ongoing technical support as required.

The initial China plant will be based on the new Calgary, Alberta production facility and will consist of twin production cells capable of an annual production of approximately 10,000 metric tons of finished RStandard products. RS will grant FERSTGRID on an ongoing basis, additional standard licenses to meet future RStandard demand in China. RS’s Alberta production facilities will produce all RStandard requirements for China until the new plant is operational.

China power grid requirements are forecasted to continue to grow at rates in excess of seven percent annually including constructing in excess of 100,000 kilometres of new transmission lines over the next five year period to meet current electrical demand requirements.

 About Jiangsu Far-East Group Co., Ltd.

Jiangsu Far-East Group Co., Ltd. ("Far-East") is an industry leader in providing transmission, distribution and industrial cable products to the Chinese electric utility industry and is a preferred supplier to State Grid Corporation of China ("China State Grid") and China Southern Power Grid Co., Ltd. ("China Southern Grid"). Since its inception in 1990, Far-East has maintained an average annual growth in excess of 35% per year, with projected sales of $860 million USD in 2005. For more information about Far-East, please contact Leon Wan at vanjulia1@126.com or 011 86 510 7242500.

About Shenzhen Chamber of Commerce for Electric Power Service

Shenzhen Chamber of Commerce for Electric Power Service ("SCCEPS") is an affiliate of China Electric Power Industry Association and the only professional and industrial organization of its kind in China. SCCEPS was formed to act as the principal liaison between government agencies, the newly privatized electric utility industry and suppliers to the electric utility industry in China. In addition to its other activities, SCCEPS has been authorized to make direct investments in the electric power utility industry.   SCCEPS’s executives and advisory board is comprised of senior government officials, and senior managers and engineers from the China electric utility industry, including China State Grid and China Southern Grid. Its primary customers will include China Southern Grid and China State Grid. For more information about SCCEPS, please contact Haixiang Zhang at John_Zhang@yahoo.com.cn or 011 86 755 88931529.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes. The foundation of these solutions is based on the company’s patented polyurethane Version™ resin system. RS is continuously building on this foundation through additional patent pending and trade secret knowledge. The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard for sale to power utility companies both domestically and internationally. The RStandard modular composite utility pole application is winner of the 2005 ACE award from the American Composites Manufacturers Association for the most creative application and innovative use of composites material. For the latest on the company’s developments, click on ‘Latest News’ on www.grouprsi.com.

“Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura                                                                                         Jennifer Handshew / Yin Chang

President and Chief Executive Officer                                                                           Public Relations

Resin Systems Inc.                                                                                                  KCSA Worldwide

Ph: (780) 482-1953                                                                         Ph: (212) 896-1272 / (212) 896-1228

Fax: (780) 452-8755

Email:  gregp@grouprsi.com                                     Email: jhandshew@kcsa.com / ychang@kcsa.com

www.grouprsi.com                                                                           www.kcsa.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control. Many of these risks and uncertainties are described in RS's revised annual information form dated June 29, 2005, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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